                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 14D-1

                             Tender Offer Statement
                       Pursuant to Section 14(d)(1) of the
                         Securities Exchange Act of 1934

                                   ----------

                          U.S. OFFICE PRODUCTS COMPANY
              -----------------------------------------------------
                            (Name of Subject Company)

                            CDR-PC ACQUISITION, L.L.C.
               CLAYTON, DUBILIER & RICE FUND V LIMITED PARTNERSHIP
              -----------------------------------------------------
                                    (Bidders)

                     Common Stock, Par Value $.001 Per Share
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   912 325 107
              -----------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                   ----------

                                 DONALD J. GOGEL
                            Clayton, Dubilier & Rice
                           Fund V Limited Partnership
                                 1403 Foulk Road
                                    Suite 106
                           Wilmington, Delaware 19803
                                 (302) 477-1679
              -----------------------------------------------------
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                 With a copy to:

                            FRANCI J. BLASSBERG, ESQ.
                              Debevoise & Plimpton
                                875 Third Avenue
                            New York, New York 10022
                                 (212) 909-6531

              -----------------------------------------------------

                            Calculation of Filing Fee

       Transaction valuation                           Amount of filing fee
         $930,000,000(*)                                      $186,000


(*) Assumes purchase at $27 per share of approximately 32 million Shares and 5 million Option Shares (with an average exercise price of $14 per Share).

         /X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $186,000
                         -----------------------------------------------------

Form or Registration No.:  Schedule 13E-4
                           ---------------------------------------------------

Filing Party:  U.S. Office Products Company
               ---------------------------------------------------------------

Date Filed:  May 4, 1998
             --------------

Item 1.  Security and Subject Company.

                  (a) The name of the subject company is U.S. Office Products Company, a Delaware corporation (the "Company"), which has its principal executive offices at 1025 Thomas Jefferson Street, N.W., Suite 600 East, Washington, D.C. 20007.

                  (b) This statement relates to the offer by U.S. Office Products Company, a Delaware corporation, to purchase 37,037,037 shares of its Common Stock, par value $.001 per share (the "Shares"), at a price of $27 per Share. The number of Shares to be purchased by the Company includes Shares that may be tendered upon exercise of stock options with an exercise price of less than $27 per Share ("Option Shares"). Unless otherwise noted, the term Shares includes Option Shares. The Company's offer is subject to the terms and conditions set forth in the Offer to Purchase dated May 4, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(ii) and (a)(vi), respectively, to the Company's Schedule 13E-4. Information concerning the number of outstanding Shares, Shares being sought and the consideration being offered for the Shares and the Option Shares is incorporated by reference to Section 1, "Number of Shares; Proration; Expiration Date" and "Introduction" of the Offer to Purchase.

                  (c) The information set forth in Section 8, "The Offer--Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 2.  Identity and Background.

                  (a)-(d) and (g) This statement is filed by CDR-PC Acquisition, L.L.C., a Delaware limited liability company ("CDR-PC"), and Clayton, Dubilier & Rice Fund V Limited Partnership, a Cayman Islands exempted limited partnership ("CDR Fund V"), which may be deemed to be "co-bidders" in connection with the offer. The sole member of CDR-PC is CDR Fund V. The information set forth in Appendix 1 hereto is incorporated herein by reference. The filing of this Schedule 14D-1 is not an admission that either CDR-PC or CDR Fund V is a "bidder" within the meaning of Rule 14d-1 under the Securities Exchange Act of 1934, as amended.

                  (e) and (f) None of the persons or entities with respect to whom information is required by this item was, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or finding any violation of such laws.

Item 3. Past Contracts, Transactions or Negotiations with the Subject Company.

                  (a) Not applicable.

                  (b) The information in "The Strategic Restructuring Plan --Background and Purpose of the Equity Investment" in Annex A to the Offer to Purchase is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration.

                  (a) The information set forth in Section 9, "The Offer --Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

                  (b) The information set forth in Section 9, "The Offer --Source and Amount of Funds" in the Offer to Purchase, and in "The Strategic Restructuring Plan -- Financing Transactions" "--Background of and Reasons for the Equity Investment" and "--Information About the Board of Directors
After the Equity Investment" in Annex A to the Offer to Purchase is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

                  (a) The information set forth in "Background and Purpose of the Offer" in the Offer to Purchase and in "The Strategic Restructuring Plan" in Annex A to the Offer to Purchase is incorporated herein by reference.

                  (b) The information set forth in "Background and Purpose of the Offer" in the Offer to Purchase and in "The Strategic Restructuring Plan" in Annex A to the Offer to Purchase is incorporated herein by reference.

                  (c) The information set forth in "Background and Purpose of the Offer" in the Offer to Purchase, and in "The Strategic Restructuring Plan -- Equity Investment", "--Background of and Reasons for the Equity Investment" and "--Information About the Board of Directors After the Equity
Investment" in Annex A to the Offer to Purchase is incorporated herein by reference.

                  (d) The information set forth in "Background and Purpose of the Offer" and Section 9, "The Offer -- Source and Amount of Funds" in the Offer to Purchase and in "The Strategic Restructuring Plan -- Financing Transactions" in Annex A to the Offer to Purchase is incorporated herein by reference.

                  (e) The information set forth in "Background and Purpose of the Offer" in the Offer to Purchase and in "The Strategic Restructuring Plan" in Annex A to the Offer to Purchase is incorporated herein by reference.

                  (f) and (g) Not applicable.


Item 6.  Interest in Securities of the Subject Company.

                  (a) Except as described in "The Strategic Restructuring Plan -- Equity Investment" in Annex A to the Offer to Purchase, none of the persons named in Item 2 of this Schedule 14D-1 beneficially owns or has the right to acquire shares of the Company.

                  (b)  None.


Item 7.  Contracts, Arrangements, Understandings or
         Relationships with Respect to the Subject
         Company's Securities.

                  The information set forth in "Background and Purpose of the Offer" in the Offer to Purchase and in "The Strategic Restructuring Plan" in Annex A to the Offer to Purchase is incorporated herein by reference.

Item 8.  Persons Retained, Employed or to be Compensated.

                  The information set forth in Section 13, "The Offer -- Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders.

                  The financial statements of CDR Fund V are set forth in Appendix 2 and are incorporated herein by reference.

                  The incorporation by reference of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold Shares being sought pursuant to the Offer.


Item 10.  Additional Information.

                  (a)  None.

                  (b)-(c) The information set forth in Section 11, "The Offer -- Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

                  (d)  Not applicable.

                  (e) The information set forth in Section 11, "The Offer -- Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

                  (f) Reference is made to the Offer to Purchase and related Letter of Transmittal, copies of which are filed as exhibits (a)(ii) and (a)(vi) to the Company's Schedule 13E-4 and incorporated herein by reference.


Item 11.  Material to be Filed as Exhibits.

                  The following Exhibits are filed herewith:



*(a)(i)           Form of Press Release, dated May 4, 1998.

*(a)(ii)          Form of Offer to Purchase, dated May 4, 1998.

*(a)(iii)         Form of Letter, dated May 4, 1998, from Thomas Morgan,
                  President and Chief Executive Officer of U.S.
                  Office Products Company to Stockholders.

*(a)(iv) Form of Letter, dated May 4, 1998, from Morgan Stanley & Co. Incorporated (Dealer Manager), to Brokers,
                  Dealers, Commercial Banks, Trust Companies and
                  Other Nominees.

*(a)(v) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(vi)          Form of Letter of Transmittal.

*(a)(vii)         Form of Notice of Guaranteed Delivery.

*(a)(viii)        Form of proposed advertisement to be printed in the Wall
                  Street Journal on May 4, 1998.

*(a)(ix) (1) Form of Memorandum dated May 4, 1998 from U.S. Office Products Company to Holders of USOP Options; (2) Form of Questions and Answers on Tender Offer and Procedures for Holders of Options; and (3) Form of Notice of Instructions (Options).

*(a)(x) (1) Form of Memorandum dated May 4, 1998 from U.S. Office Products Company to Participants in the Employee Stock Purchase Plan; (2) Form of Questions and Answers on Tender Offer and Procedures for Participants in the U.S. Office Products Company Employee Stock Purchase Plan; (3) Form of Tender Instructions Form for Shares in the U.S. Office Products Company Employee Stock Purchase Plan; and (4) Form of Notice to Participants in the U.S. Office Products Company Employee Stock Purchase Plan from American Stock Transfer & Trust Company dated May 4, 1998.

*(a)(xi) (1) Form of Memorandum dated May 4, 1998 from the Company to Stockholders who own Pledged Shares; (2) Form of Questions and Answers on Tender Offer and Procedures for Stockholders who own Pledged Shares; and (3) Form of Notice of Instructions, Power of Attorney and Agreement (Pledged Shares).

*(b) Commitment Letter dated March 24, 1998 from The Chase Manhattan Bank, Chase Securities Inc., Bankers Trust Company, BT Alex. Brown Incorporated, Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated to U.S. Office Products Company, as amended April 22, 1998.

*(c)(i)           Agreement dated as of January 13, 1998 between
                  U.S. Office Products Company and Jonathan J.
                  Ledecky (to be filed by amendment).

*(c)(ii) Investment Agreement dated as of January 12, 1998 between U.S. Office Products Company and CDR-PC Acquisition, L.L.C., as amended February 3, 1998.

(d)               Not applicable.

(e)               Not applicable.

(f)               Not applicable.

--------
* Incorporated by reference to the exhibits of the same number to the Company's Schedule 13E-4 filed on May 4, 1998.

                                                 SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                               CDR-PC ACQUISITION, L.L.C.


                                By:  /s/ Donald J. Gogel
                                     --------------------------
                                     Donald J. Gogel
                                     President



                                CLAYTON, DUBILIER & RICE FUND V
                                    LIMITED PARTNERSHIP

                                By:  CD&R Associates V Limited
                                     Partnership, the General
                                     Partner

                                     By:  CD&R Investment
                                          Associates II, Inc.,
                                          its managing general
                                          partner


                                          By:  /s/ Donald J. Gogel
                                               --------------------------
                                               Donald J. Gogel
                                               President



Dated: May 4, 1998

                                               EXHIBIT INDEX


       Exhibit                                    Description
-------------------------------------------------------------------------------
*(a)(i)                Form of Press Release, dated May 4, 1998.
*(a)(ii)               Form of Offer to Purchase, dated May 4,
                       1998.
*(a)(iii)              Form of Letter, dated May 4, 1998, from
                       Thomas Morgan, President and Chief
                       Executive Officer of U.S. Office
                       Products Company to Stockholders.
*(a)(iv)               Form of Letter, dated May 4, 1998, from
                       Morgan Stanley & Co. Incorporated
                       (Dealer Manager), to Brokers,
                       Dealers, Commercial Banks, Trust
                       Companies and Other Nominees.
*(a)(v)                Form of Letter to Clients for use by
                       Brokers, Dealers, Commercial Banks,
                       Trust Companies and Other Nominees.
*(a)(vi)               Form of Letter of Transmittal.
*(a)(vii)              Form of Notice of Guaranteed Delivery.
*(a)(viii)             Form of proposed advertisement to
                       be printed in the Wall Street
                       Journal on May 4, 1998.
*(a)(ix)               (1) Form of Memorandum dated May 4, 1998
                       from U.S. Office Products Company
                       to Holders of USOP Options; (2) Form of
                       Questions and Answers on Tender
                       Offer and Procedures for Holders of
                       Options; and (3) Form of Notice of
                       Instructions (Options).
*(a)(x)                (1) Form of Memorandum dated May 4, 1998
                       from U.S. Office Products Company
                       to Participants in the Employee
                       Stock Purchase Plan; (2) Form of Questions and Answers on Tender Offer and Procedures for Participants in the
                       U.S. Office Products Company
                       Employee Stock Purchase Plan; (3) Form of
                       Tender Instructions Form for Shares
                       in the U.S. Office Products Company
                       Employee Stock Purchase Plan; and
                       (4) Form of Notice to Participants in the U.S. Office Products Company
                       Employee Stock Purchase Plan from
                       American Stock Transfer & Trust
                       Company dated May 4, 1998.

*(a)(xi) (1) Form of Memorandum dated May 4, 1998 from the Company to Stockholders who own Pledged Shares; (2) Form of
                       Questions and Answers on Tender
                       Offer and Procedures for
                       Stockholders who own Pledged
                       Shares; and (3) Form of Notice of
                       Instructions, Power of Attorney and
                       Agreement (Pledged Shares).
*(b) Commitment Letter dated March 24, 1998 from The Chase Manhattan Bank, Chase Securities Inc., Bankers Trust Company, BT Alex. Brown Incorporated, Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated to U.S. Office Products Company, as amended April 22, 1998.
*(c)(i)                Agreement dated as of January 13,
                       1998 between U.S. Office Products
                       Company and Jonathan J. Ledecky (to be filed by amendment).
*(c)(ii) Investment Agreement dated as of January 12, 1998 between U.S. Office Products Company and CDR-PC Acquisition, L.L.C., as amended February 3, 1998.
(d)                    Not applicable.
(e)                    Not applicable.
(f)                    Not applicable.




------------------------------------


 * Incorporated by reference to the exhibits of the same number to the Company's Schedule 13E-4 filed on May 4, 1998.

                                   Appendix 1

CDR-PC

         CDR-PC is a newly formed Delaware limited liability company organized in connection with the transactions contemplated by the Investment Agreement, dated as of January 12, 1998, between the Company and CDR-PC, as amended February 3, 1998. As a special-purpose acquisition vehicle, CDR-PC is not expected to have significant assets or liabilities (other than those arising under the Investment Agreement or in connection with the investment) or to engage in any activities (other than those incident to its formation and to the Equity Investment described in "The Strategic Restructuring Plan -- Equity Investment" in Annex A to the Offer to Purchase). The sole member of CDR-PC is CDR Fund V. The principal executive offices of CDR-PC are c/o Clayton, Dubilier & Rice Fund V Limited Partnership, 1403 Foulk Road, Suite 106, Wilmington, Delaware 19803.

         Set forth below are the names, business addresses, present occupations or employment and five year employment histories of each officer of CDR-PC, each of whom is a United States citizen. The business address of each person listed below is c/o Clayton, Dubilier & Rice, Inc., 375 Park Avenue, New York, New York 10125.

         Donald J. Gogel is the President of CDR-PC. Mr. Gogel has been a principal of Clayton, Dubilier & Rice, Inc. ("CDR") since 1989 and the President, Assistant Secretary and Assistant Treasurer of CDR since 1995. Mr. Gogel is a Director, President, Assistant Treasurer and Assistant Secretary of both Associates II Inc. and Associates Inc., and a shareholder and Director of CD&R Investment Associates Cayman Inc. (See "CDR Fund V" below.) Mr. Gogel is also a Director of APS Holding Corporation, A.P.S., Inc., CDRF Holding, Inc., Alliant Foodservice, Inc., Kinko's, Inc., Global Decisions Group, L.L.C. and Jafra Cosmetics International, Inc. Brian D. Finn is the Executive Vice President of CDR-PC. Mr. Finn is a principal and a Director of CDR and has been a professional employee of CDR since 1997. Mr. Finn serves as a Director of Associates II Inc. Prior to joining CDR, Mr. Finn worked at Credit Suisse First Boston, an investment banking firm, for 15 years, most recently as co-head of the Mergers and Acquisitions division. David A. Novak is the Executive Vice President and Secretary of CDR-PC. Mr. Novak is a professional employee of CDR and a director of Jafra Cosmetics International, Inc. Prior to joining CDR in 1997, he worked at Morgan Stanley & Co. Incorporated, an investment banking firm.

CDR Fund V

         CDR Fund V, a Cayman Islands exempted limited partnership, is a private investment fund managed by CDR. Amounts contributed to CDR Fund V by its limited partners are invested at the discretion of the general partner in equity or equity-related securities of entities formed to effect leveraged acquisition transactions and in the equity of corporations where the infusion of capital, coupled with the provision of managerial assistance by CDR, can be expected to generate returns on investments comparable to returns historically achieved in leveraged acquisition transactions. The general partner of CDR Fund V is CD&R Associates V Limited Partnership, a Cayman Islands exempted limited partnership ("Associates V"). Associates V has three general partners. The managing general partner of Associates V is CD&R Investment Associates II, Inc., a Cayman Islands exempted company ("Associates II Inc."). The other general partners of Associates V are CD&R Cayman Investment Associates, Inc., a Cayman Islands exempted company ("Associates Cayman Inc."), and CD&R Investment Associates, Inc., a Delaware corporation ("Associates Inc."). Under the partnership agreement of Associates V, all management authority (other than with respect to the amendment of the partnership agreement) is vested in Associates II Inc. CDR Fund V has committed to purchase, immediately prior to the Equity Investment, membership interests in CDR-PC for $270 million. The principal executive offices of CDR Fund V, Associates V, Associates II Inc. and Associates Inc. are located at 1403 Foulk Road, Suite 106, Wilmington, Delaware 19803. The principal executive offices of Associates Cayman Inc. are located at Ugland House, South Church Street, Grand Cayman, Cayman Islands, BWI.

         Set forth below are the names, business addresses, present principal occupations or employment and five year employment histories of each director and officer of Associates II Inc. and Associates Inc. and each director and shareholder of Associates Cayman Inc., each of whom is a United States citizen. The business address of each of the persons listed below is c/o Clayton, Dubilier & Rice, Inc., 375 Park Avenue, New York, New York 10125. The shareholders of Associates Inc. and Associates II Inc. are principals of CDR. No shareholder holds more than approximately 18% of the voting stock of either Associates Inc. or Associates II Inc. Associates Cayman Inc. has no officers.

         Joseph L. Rice, III has been a principal of CDR since 1978 and the Chairman and Chief Executive Officer of CDR since 1995. Mr. Rice is a Director and the Chairman and Chief Executive Officer of both Associates II Inc. and Associates Inc. and is a shareholder and Director of Associates Cayman Inc. Mr. Rice also serves as a Director of RACI Holding, Inc. and Remington Arms Company, Inc. B. Charles Ames has been a principal of CDR since 1989, and is a director of both Associates II Inc. and Associates Inc. Since October 1996, Mr. Ames has served as Chairman of Riverwood Holding, Inc., RIC Holding, Inc. and Riverwood International Corporation. Mr Ames is also Chairman of WESCO Distribution, Inc. and CDW Holding Corporation, and Remington Arms

Company, Inc. Donald J. Gogel has been a principal of CDR since 1989 and the President, Assistant Secretary and Assistant Treasurer of CDR since 1995. Mr. Gogel is a Director, President, Assistant Treasurer and Assistant Secretary of both Associates II Inc. and Associates Inc. and is a shareholder and Director of Associates Cayman Inc. Mr. Gogel is President of CDR-PC and also a Director of APS Holding Corporation, A.P.S., Inc., CDRF Holding, Inc., Alliant Foodservice, Inc., Kinko's, Inc., Global Decisions Group, L.L.C. and Jafra Cosmetics International, Inc. William A. Barbe is a principal of CDR and has been a professional employee of CDR since 1992. Mr. Barbe serves as a Director and Vice President, Secretary and Treasurer of CDR and of both Associates II Inc. and Associates Inc. Mr. Barbe also serves as a Director of WESCO Distribution, Inc., CDW Holding Corporation and Kinko's, Inc. Brian D. Finn is a principal and a Director of CDR and has been a professional employee of CDR since 1997. Mr. Finn serves as a Director of Associates II Inc. and as Executive Vice President of CDR-PC. Prior to joining CDR, Mr.
Finn worked at Credit Suisse First Boston, an investment banking firm, for 15 years, most recently as co-head of the Mergers and Acquisitions division. Charles Pieper is a principal and a Director of CDR and has been a professional employee of CDR since 1997. Mr. Pieper is a Director of Associates II Inc. and serves as Chairman of North American Van Lines, Inc. and as a Director of Alliant Foodservice, Inc. and CDRF Holding, Inc. Previously, Mr. Pieper was President and Chief Executive Officer of GE Lighting Europe and GE Japan, GE Korea, GE Taiwan, GE Medical Systems Asia, Yokogawa Medial Systems and GE Trading Co. Kevin J. Conway is a principal of CDR, has been a professional employee of CDR since 1994. Mr. Conway is a Director of both Associates II Inc. and Associates Inc. and is also a Director of Riverwood Holding, Inc., RIC Holding, Inc. and Riverwood International Corporation. Prior to joining CDR, Mr. Conway spent ten years with Goldman, Sachs & Co., where he was elected a partner. He was a senior member of the Mergers and Acquisitions Department at Goldman, Sachs & Co. and served as Chief of Staff of the Investment Banking Division. Michael G. Babiarz is a principal of CDR and has been a professional employee of CDR since 1990. Mr. Babiarz is also a Director of Associates II Inc.

                                 Appendix 2


                        CLAYTON, DUBILIER & RICE FUND V
                              LIMITED PARTNERSHIP

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 and 1996

INDEPENDENT AUDITORS' REPORT


To the Partners
Clayton, Dubilier & Rice Fund V
   Limited Partnership
Wilmington, Delaware


We have audited the accompanying balance sheets of Clayton, Dubilier & Rice Fund V Limited Partnership as of December 31, 1997 and 1996, and the related statements of operations, changes in partners' capital and cash flows for each of the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Clayton, Dubilier & Rice Fund V Limited Partnership at December 31, 1997 and 1996, and the results of its operations and its cash flows for the each of the years then ended in conformity with generally accepted accounting principles.



/s/ Richard A. Eisner & Company, LLP

New York, New York
January 31, 1998

As to Note C[2]
March 9, 1998

CLAYTON, DUBLIER & RICE FUND V
LIMITED PARTNERSHIP





Balance Sheets

                                                                                     December 31,
                                                                                      ------------
                                                                               1997                 1996
                                                                               ----                 ----



ASSETS

   Investments in leveraged buyouts, at fair value                         $480,643,790         $405,537,945
   Cash and cash equivalents                                                  1,303,270           36,525,093
   Other assets                                                                  36,203              468,853
   Organization costs, net of accumulated amortization of $200,725
      and $129,881 in 1997 and 1996, respectively                               153,498              224,342
   Deferred syndication costs                                                 4,491,960            8,559,119
                                                                           ------------         ------------
                                                                           $486,628,721         $451,315,352
                                                                           ------------         ------------
                                                                           ------------         ------------

LIABILITIES AND PARTNERS' CAPITAL

   Due to placement agents                                                   $3,790,000         $  7,850,000
   Due to management company                                                    270,000              270,000
   Due to limited partners                                                                        30,712,055
   Accrued expenses and accounts payable                                        428,529               84,966
                                                                           ------------         ------------
                                                                              4,488,529           38,917,021
   Commitments
   Partners' capital                                                        482,140,192          412,398,331
                                                                           ------------         ------------
                                                                           $486,628,721         $451,315,352
                                                                           ------------         ------------
                                                                           ------------         ------------

See notes to financial statements

                                       2

CLAYTON, DUBLIER & RICE FUND V
LIMITED PARTNERSHIP





Statements of Operations

                                                                              Year Ended December 31,
                                                                              -----------------------
                                                                              1997                       1996
                                                                              ----                       ----
Interest income                                                           $    105,305               $   519,600
                                                                          ------------               ------------
Expenses:
   Management fee                                                           12,600,739                 13,126,487
   Professional fees                                                            71,277                    139,131
   Amortization of organization costs                                           70,844                     70,844
   Other operating expenses                                                    104,770                     71,584
                                                                          ------------               ------------
                                                                            12,847,630                 13,408,046
                                                                          ------------               ------------

Net investment loss                                                        (12,742,325)               (12,888,446)
Net unrealized appreciation (depreciation) on investments                   70,222,058                (33,750,000)
                                                                          ------------               ------------

Net income (loss)                                                         $ 57,479,733               $(46,638,446)
                                                                          ------------               ------------
                                                                          ------------               ------------

See notes to financial statements


CLAYTON, DUBILIER & RICE FUND V
LIMITED PARTNERSHIP




Statement of Changes in Partners' Capital

                                                                        1997                   1996
                                                                        ----                   ----
Partners' capital at January 1,                                      $412,398,331          $  1,598,770
Capital contributions                                                  16,329,287           461,696,680
Syndication costs                                                      (4,067,159)           (4,258,673)
Net Investment loss                                                   (12,742,325)          (12,888,446)
Net unrealized appreciation (depreciation) on investments              70,222,058           (33,750,000)
                                                                     --------------        ------------

Partners' capital at December 31,                                    $482,140,192          $412,398,331
                                                                     --------------        ------------
                                                                     --------------        ------------

See notes to financial statements


CLAYTON, DUBILIER & RICE FUND V
LIMITED PARTNERSHIP

Statements of Cash Flows



                                                                          Year ended December 31,
                                                                          -----------------------
                                                                          1997                 1996
                                                                          ----                 ----
 Cash flows from operating activities:
    Net income (loss)                                                 $ 57,479,733         $(46,638,446)
    Adjustments to reconcile net income (loss) to net cash
       used in operating activities:
         Amortization of organization costs                                 70,844               70,844
         Change in unrealized depreciation on investments              (70,222,058)          33,750,000
         Changes in:
            Other assets                                                   432,650             (461,538)
            Accrued expenses and accounts payable                          (40,163)              33,790
                                                                      ------------         ------------
               Net cash used in operating activities                   (12,278,994)         (13,245,350)
                                                                      ------------         ------------

 Cash flows from investing activities:
    Investments in leveraged buyouts                                    (4,500,061)        (439,287,945)
                                                                      ------------         ------------
 Cash flows from financing activities:
    Syndication costs                                                   (4,060,000)          (4,060,000)
    Partners' capital contributions                                     16,329,287          461,696,680
    Due to limited partners                                            (30,712,055)          30,712,055
                                                                      ------------         ------------
               Net cash provided by (used in) financing activities     (18,442,768)         488,348,735
                                                                      ------------         ------------

 Net (decrease) increase in cash and cash equivalents                  (35,221,823)          35,815,440
 Cash and cash equivalents, beginning of year                           36,525,093              709,653
                                                                      ------------         ------------
 Cash and cash equivalents, end of year                               $  1,303,270         $ 36,525,093
                                                                      ------------         ------------
                                                                      ------------         ------------


 Noncash transactions:
   Deferred syndication cost amortization of $7,159 and $198,673 was charged directly to partners' capital during the years ended December 31, 1997 and 1996, respectively. In addition, $4,060,000 was charged directly to partners' capital each year during the two-year period ended December 31, 1997 for amortization of placement fees.

   In March 1998, the Partnership paid an additional $383,726 for shares of Kinko's, Inc. purchased during 1997. Such amount has been accrued and therefore increased the cost basis of the investment at December 31, 1997.


See notes to financial statements

CLAYTON, DUBILIER & RICE FUND V
LIMITED PARTNERSHIP

Notes to Financial Statements
December 31, 1997 and 1996


NOTE A -- DESCRIPTION OF THE PARTNERSHIP

Clayton, Dubilier & Rice Fund V Limited Partnership (the "Fund") was formed in March 1995 by CD&R Associates V Limited Partnership (the "General Partner"), each a Connecticut limited partnership. Clayton, Dubilier & Rice, Inc. (the "Management Company") is owned by two persons who are also stockholders of the general partner's managing general partner. The Fund is to continue through December 31, 2004 unless an event of termination, as defined, occurs. However, it may be extended for up to three one-year periods.

On March 25, 1996, the Fund and its General Partner were reorganized first as Delaware limited partnerships and then as Cayman Islands exempted limited partnerships, and thereafter are governed by partnership agreements reflecting the same economic arrangements as their predecessor partnerships, but governed by Cayman Islands law. The reorganized General Partner has, in addition to its managing general partner, a general partner which is a Cayman Islands exempted company and is owned by the two stockholders of the Management Company.

The purpose of the Fund is to make investments in equity or equity-related securities (a) of companies formed to effect or that are the subjects of buy-outs sponsored by the Management Company or (b) that can be expected to generate returns on the investment that approximate those that historically have been achieved in buy-out transactions. The Fund endeavors to realize long-term appreciation.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]      Valuation of investments:

        Investments are recorded at fair value as determined in good faith by the General Partner, subject to approval by the Fund's Advisory Board as to the methods of valuation, after consideration of pertinent information, such as available market prices, types of securities, marketability, restrictions on disposition, original purchase price, estimates of liquidation value, prices received in recent significant private placements, current financial position and operating results, and other appropriate information. The values assigned to these investments and any unrealized gains or losses reported are based upon available information and do not necessarily represent amounts which might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depend on future events and circumstances and therefore valuation estimates may differ from the valuation when the individual positions are liquidated (see Note C).

[2]      Amortization of organization costs:

        Professional fees incurred in organizing the Fund have been capitalized and are presently being amortized over 60 months on a straight-line basis. Such fees and other capital raising costs, other than placement fees, were limited to $1 million.


[3]      Deferred syndication costs:

        Deferred syndication costs are composed of placement fees of $16,240,000 and other capital raising costs of $646,000 net of accumulated amortization of approximately $12,394,000. Placement fees are charged 99.8% to the capital accounts of the specific Limited Partners with respect to which the fees are incurred and 0.2% to the General Partner's capital account over a four-year period as they are collected from the Limited Partners. Other syndication costs are charged to the partners' capital accounts on a pro rata basis as significant capital contributions are received from the Limited Partners. Amounts due to placement agents are being paid over a four-year period.

CLAYTON, DUBILIER & RICE FUND V
LIMITED PARTNERSHIP

Notes to Financial Statements
December 31, 1997 and 1996


NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4]      Income taxes:

        No provision is required for United States federal, state and local income taxes since the Fund, itself, is not subject to such taxes. Each partner must separately report its proportionate share of taxable income or loss. The Fund is not subject to taxation in the Cayman Islands.

[5]      Statement of cash flows:

        For purposes of the statement of cash flows, the Fund considers all highly liquid debt investments purchased with maturities of three months or less to be cash equivalents.

[6]      Use of estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE C -- INVESTMENTS

The securities of the Fund's investees held by the Fund have not been registered under the Securities Act of 1933.

The investments held by the Fund are as follows:

                                                                         December 31,1997
                                                                        -----------------
                                               Percentage                                                   Fair Value
Industry and Company                           Of Fair Value          Cost              Fair Value        December 31, 1996
--------------------                           -------------      -------------         ----------        -----------------
Paperboard Packaging:
   Riverwood Holding, Inc.
      2,250,000 shares of
        Class A Common stock [1]                    39.8%         $ 225,000,000        $ 191,250,000          $191,250,000


Business Service Retailer:
   Kinko's, Inc.
      4,134,197 and 4,038,885 shares of
        Common Stock in 1997 and 1996 [2]           60.2%           219,171,732          289,393,790          214,287,945
                                               ----------         --------------        -------------     ----------------



                                                   100.0%         $ 444,171,732        $ 480,643,790         $405,537,945
                                               ----------         --------------       -------------     -----------------
                                               ----------         --------------       -------------     -----------------



CLAYTON, DUBILIER & RICE FUND V
LIMITED PARTNERSHIP

Notes to Financial Statements
December 31, 1997 and 1996


NOTE C -- INVESTMENTS (CONTINUED)

[1] In March 1996, the Fund purchased 2,250,000 shares of Class A common stock, having an aggregate purchase price of $225 million, of New River Holding, Inc. (subsequently renamed Riverwood Holding, Inc. "Riverwood"), a company formed to acquire, through the merger of its indirect subsidiary CDRO Acquisition Corporation, all of the capital stock of Riverwood International Corporation.

        Under the terms of certain agreements relating to the sale of stock to Riverwood's management, Riverwood is required to obtain an annual valuation of its shares. The Board of Directors of Riverwood, having received a valuation from an outside advisor, determined the implied market value of Riverwood's common equity to be $85 per share as of December 31, 1997 and 1996. The General Partner adjusted the Partnership's investment in Riverwood at each year end to reflect such implied market value (see Note B [1]).

[2] In December 1996, the Fund purchased 4,038,885 shares of Common Stock (subject to post-closing adjustment), having an aggregate purchase price of $214,287,945, of Kinko's New Master Corporation (which has been renamed Kinko's, Inc. "Kinko's") a company formed to consolidate and succeed to the business and operating entities and affiliates thereof that constitute The Kinko's Group. In February 1997, the Fund purchased an additional 95,312 shares for $4,883,787 (subject to post-closing adjustment), $4,500,061 of which was paid at that time and the balance of $383,726 which was paid in March 1998. The March 1998 payment was accrued at December 31, 1997.

        Under the terms of certain agreements relating to the sale of stock to Kinko's management, Kinko's is required to obtain an annual valuation of its shares. The Board of Directors of Kinko's, having received a valuation from an outside advisor, determined the implied market value of Kinko's common equity to be $70 per share as of December 31, 1997. The General Partner adjusted the Partnership's investment in Kinko's at year end to reflect such implied market value (see Note B[1]).


NOTE D -- CAPITAL CONTRIBUTIONS AND INCOME (LOSS) ALLOCATION

The Fund entered into subscription agreements with its Limited Partners for investment commitments totaling $1,500,000,000. The agreements provide that capital contributions shall be payable in installments as follows:

[1] Up to one-eleventh of one percent of such commitment was payable on March 7, 1995 (the "First Closing").

[2] Each Limited Partner is to contribute capital to pay its share of the management fee payable pursuant to the Fund's partnership agreement (the "Partnership Agreement").

[3] The remaining capital contributions shall be payable to permit the purchase of investments or for working capital needs.

[4] The General Partner will contribute capital to the Fund upon the dissolution and termination of the Fund if and to the extent required under the terms of the Partnership Agreement.

        Each Limited Partner, through September 30, 1999, may elect to reduce, effective January 1, 2000, the portion of its capital commitment that has not yet been invested, so that it shall no longer be obligated to contribute capital for portfolio investments, subject, however, to such Limited Partner's obligation to contribute capital to cover its share of Fund expenses, including the management fee, and to complete investments in transactions as to which commitments were made through December 31, 1999.

CLAYTON, DUBILIER & RICE FUND V
LIMITED PARTNERSHIP

Notes to Financial Statements
December 31, 1997 and 1996


NOTE D -- CAPITAL CONTRIBUTIONS AND INCOME (LOSS) ALLOCATION (CONTINUED)

[4]    (continued)

        Gains and income attributable to investments in portfolio companies and bridge financing are generally allocated 80% to the partners in accordance with their participation in the investment and 20% to the General Partner after adjustments for prior losses and certain expenses in accordance with the Partnership Agreement. Losses are generally allocated 80% to the Limited Partners and 20% to the General Partner in an amount that takes into account prior realized gains, and 99.8% and 0.2%, respectively, thereafter.

        Other income, as defined in the Partnership Agreement, is generally allocated to the partners in accordance with a formula pursuant to the Partnership Agreement. Currently, such income is allocated 98.36% to the Limited Partners and 1.64% to the General Partner. Expenses are generally allocated 99.8% to the Limited Partners and 0.2% to the General Partner.


NOTE E-- DISTRIBUTION TO PARTNERS

The Fund is obligated to make cash distributions in amounts intended to enable the partners to discharge their federal, state and local tax liabilities arising from their respective allocations of gain from portfolio investments and certain gain from bridge financings ("Tax Liability Distributions"). Distributions other than Tax Liability Distributions are made out of available assets in such amounts and at such dates as determined by the General Partner.

Net proceeds attributable to the disposition of an investment in a portfolio company or of a bridge financing (other than net bridge financing income as defined in the Partnership Agreement), together with any dividends or interest income in respect of such investment, when distributed, generally will be distributed to all partners participating in such investment in the following order of priority:

       [a] first, 100% to Limited Partners until the cumulative amount distributed equals the sum of the following:

             (i) the cost basis of such investment and of any such investments previously disposed of;

             (ii) the Partners' share of any realized losses on investments and any net unrealized losses on investments as of that time;

             (iii) management fees and organizational expenses allocable to such investment not already returned;

             (iv) certain portfolio company-related litigation expenses not already returned;

             (v) 80% of net investment income (a positive amount) or 100% of net investment loss (a negative amount), each as defined in the Partnership Agreement; and

             (vi) certain reductions in the management fee (a negative amount); and

       [b] thereafter, 100% to the General Partner, except that, subject to certain limitations, 20% of such amount will be held back and deposited in a segregated reserve account pending the future performance of the Fund.

             Distributions not attributable to investments in portfolio companies or bridge financings, and distributions of net bridge financing income, generally will be made among the partners in proportion to their capital commitments.

CLAYTON, DUBILIER & RICE FUND V
LIMITED PARTNERSHIP

Notes to Financial Statements
December 31, 1997 and 1996


NOTE F -- MANAGEMENT CONTRACTS

The Management Company has been engaged by the General Partner to provide administrative services and economic and investment analysis, and to render significant managerial assistance and advice to the investee companies.

The Management Company is paid, in advance at the beginning of each semi-annual period, a management fee equal to 1.4% per annum of the aggregate capital commitments of all of the partners until 95% of the aggregate capital commitments have been invested in portfolio investments and/or contributed to the Fund to fund expenses or the partners are no longer required to contribute additional capital for investments. Thereafter, the Fund is to pay, in advance at the beginning of each semi-annual period, a management fee equal to 3/4 of 1% per annum of the aggregate investment of all of the partners.

The management fee will, in any semi-annual period, be reduced (but not below zero) by the sum of (a) the amount of any consulting, monitoring, directors' or similar fees, any break-up fees and any excess origination fees (each as defined in the Partnership Agreement), in each case received by the Management Company or its affiliates from any portfolio company, (b) a portion of the capital contributions made by the Limited Partners in respect of making investments or paying expenses, (c) a portion of the loss realized upon the disposition of a portfolio investment or a bridge investment and (d) the amount of any placement fees paid, and will, in such period, be increased by the sum of (i) any amounts received in respect of management fees from additional Limited Partners and (ii) the amount by which the management fee was reduced pursuant to clause (b) above for any investment disposed of, in each case in respect of the preceding semi-annual period.


NOTE G -- SUBSEQUENT EVENTS

[1] In December 1997, a company formed by the Partnership entered into a definitive agreement to participate in an equity recapitalization of Dynatech Corporation, a publicly traded company, valued at approximately $900 million, of which the Partnership will invest approximately $277 million in exchange for approximately 92% of the recapitalized company. The transaction is expected to be completed in May 1998.

[2] In January 1998, a company formed by the Partnership agreed to purchase all of the common and preferred stock of North American Van Lines, Inc. from Norfolk Southern Corporation and the current holder of the preferred stock for approximately $201 million of which the Partnership will invest approximately $65 million. The transaction is expected to be completed in March 1998.

[3] In January 1998, a company formed by the Partnership agreed to purchase for approximately $270 million, approximately 25% of the common stock of U.S. Office Products Company, a publicly traded company, together with warrants to purchase additional stock. The transaction is expected to be completed in May 1998.

[4] In January 1998, a company formed by the Partnership entered into a definitive agreement to purchase the Jafra Cosmetics business from The Gillette Company for approximately $200 million, of which the Partnership will invest approximately $80 million. The transaction is expected to be completed in April 1998.